Exhibit (c)(1)(A)

Presentation to the Board of Directors of Webco Industries, Inc. July 23, 2004

Webco Industries, Inc. (the "Company") intends to effect a reverse stock split of its common shares in which all holders of less than one share will receive cash in the amount of $4.75 per-reverse split share in lieu of fractional shares. Immediately following the reverse split the Company will effect a forward split in which all holders of fractional shares will receive cash in the amount of $4.75 per pre-reverse split share in lieu of fractional shares. The Company has requested our opinion that the price to be paid for these fractional shares is fair, from a financial point of view, to the shareholders receiving cash in lieu of fractional shares. As part of our activities in preparing this presentation and our corresponding opinion, HBW reviewed business and financial information on the Company and held discussions with the management of the Company regarding this information. HBW has not independently verified such information and has relied on such information as being complete and accurate in all material respects. Furthermore, HBW has not obtained any independent appraisal of the property or assets of the Company. Several analytical methodologies have been employed herein. Each analytical methodology has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular methodologies. The conclusion we have reached is based on all the analyses and factors presented herein taken as a whole and also on application of our own experience and judgment. Our conclusion may involve significant elements of subjective judgment or qualitative analysis. Our only opinion is the formal written opinion that we are providing regarding the fairness of the proposed transaction. Our opinion and presentation are necessarily based upon market, economic, and other conditions that exist and can be evaluated as of July 23, 2004. All material and analyses included in this presentation are confidential and are for the use only of the Company's Board of Directors, its Special Committee, and its advisors. Any publication or use of such material and analyses without the express written consent of HBW is strictly prohibited. Preface Webco Industries, Inc.

Page INTRODUCTION Transaction Summary 4 Overview of Webco Industries, Inc. 5 VALUATION ANALYSIS Valuation Methodology Overview 6 Analysis of Comparable Public Companies 8 Comparable Transaction Analysis 12 Discounted Cash Flow Analysis 15 Valuation Summary 18 Table of Contents Webco Industries, Inc.

Hoak Breedlove Wesneski & Co. Introduction Webco Industries, Inc. Transaction Summary Hoak Breedlove Wesneski & Co. The Company plans to adopt an amendment to its certificate of incorporation that will effect a reverse stock split in which all holders of less than one share will receive, in lieu of fractional shares, $4.75 in cash per pre- reverse split share. Immediately following the reverse split the Company will effect a forward split in which all holders of fractional shares will receive, in lieu of fractional shares, $4.75 in cash per pre-reverse split share. As a consequence of the stock splits, the Company will have fewer than 300 shareholders and plans to terminate its SEC reporting obligations and AMEX listing.

Introduction Webco Industries, Inc.

Overview of Webco Industries, Inc.
Hoak Breedlove Wesneski & Co.

Webco Industries, Inc. manufactures and distributes high-quality carbon steel, stainless steel, and other metal tubular products. Webco's tubing products consist primarily of pressure tubing and specialty tubing products, utilized in heat exchanger, boiler, and piping applications, instruments for the petrochemical industry, hydraulic cylinders, automotive components, appliances, heating and ventilation, and farm equipment.

	FY2000	FY2001	FY2002	FY2003	FY2004E
Total Revenues	142.3	148.3	156.3	175.8	213.9
Growth Over Prior Year	2.7%	4.2%	5.4%	12.5%	21.7%
Gross Profit	19.1	14.9	18.8	17.8	30.9
Margin %	13.4%	10.1%	12.0%	10.1%	14.4%
EBITDA	10.7	8.5	13.5	12.2	21.3
Margin %	7.5%	5.7%	8.6%	6.9%	10.0%
EBIT	5.2	2.3	6.3	5.2	14.3
Margin %	3.7%	1.6%	4.0%	2.9%	6.7%
Net Income from Cont. Ops.	0.5	(1.5)	3.0	1.9	7.1
Margin %	0.4%	(1.0%)	1.9%	1.1%	3.3%
Net Income	(1.0)	(1.6)	2.1	1.9	7.1
Margin %	(0.7%)	(1.1%)	1.3%	1.1%	3.3%


Price ($)
6.00
5.00
4.00
3.00
2.00
1.00
0.00
Jul '99
Nov '99
Mar '00
Jul '00
Nov '00
Mar '01
Jul '01
Nov '01
Mar '02
Jul '02
Nov '02
Mar '03
Jul '03
Nov '03
Mar '04


Volume (MM)
0.40
0.20
0.00
Jul '99
Nov '99
Mar '00
Jul '00
Nov '00
Mar '01
Jul '01
Nov '01
Mar '02
Jul '02
Nov '02
Mar '03
Jul '03
Nov '03
Mar '04

HBW 5

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Valuation Methodology Overview Hoak Breedlove Wesneski & Co. Analysis of Comparable Public Companies Analyze the current trading multiples of selected companies that are similar to the Company and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range. This valuation methodology assumes that the subject company remains a going concern. Comparable Transaction Analysis Analyze the historical transaction multiples resulting from representative merger and acquisition transactions and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range for the Company. Transactions within primary SIC codes 3317, 3324, and 3312, with sales between $10 million and $500 million, and closed since 1999 were analyzed. Although these transactions do not provide a truly comparable means of valuation due to lack of similarity with the Webco transaction, these data were analyzed and are included as a measure of valuation. This valuation methodology assumes that the subject company remains a going concern. Discounted Cash Flow Analysis Discount the unlevered free cash flows accruing to the shareholders of the Company by the weighted average cost of capital to arrive at a range of theoretical total enterprise values of the Company given an assumed free cash flow stream and capital structure. This valuation methodology assumes that the subject company remains a going concern.

Supplemental Information on Valuation Methodologies Webco Industries, Inc. Alternative Valuation Methodologies Comparable company analysis Comparable transaction analysis Discounted cash flow analysis Liquidation/book value analysis Premiums paid analysis LBO analysis Methodology Selection Considerations The Company will remain a going concern No disposition or repurposing of assets No change of control HBW's fairness analysis did not include analysis of alternative investments or investment return expectations for shareholders

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies Hoak Breedlove Wesneski & Co. Methodology Analyze the current trading multiples of selected companies that are similar to the Company and apply these multiples to the Company's appropriate financial measures to arrive at a valuation range for the Company. Company Selection HBW's comparable company universe was derived by analyzing the steel and tubular steel market. We selected 12 companies within this market with a total enterprise value between approximately $47 million and approximately $4.9 billion. Conclusions Based upon this analysis, HBW estimates a total enterprise value range of $77 million to $86 million for the Company.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies ($ in millions, except per share data) TEV Multiples LTM Margins Market LTM (1) LTM NI LTM Company Name Cap. TEV (2) Sales EBIT EBITDA NI (3) EBIT EBITDA Multiple EBIT EBITDA NI Friedman Industries Inc. (FRD) 48.5 46.6 116.2 3.8 4.7 2.5 12.2x 9.8x 19.7x 3.3% 4.1% 2.1% IPSCO Inc. (IPS) 1,149.7 1,529.9 1,497.6 98.4 163.4 45.2 15.6x 9.4x 25.4x 6.6% 10.9% 3.0% Lone Star Technologies Inc. (LSS) 956.1 1,066.7 585.8 (20.2) 5.9 (21.3) NA 180.8x NA -3.4% 1.0% -3.6% Maverick Tube Corp. (MVK) 1,237.0 1,373.3 976.2 94.2 117.5 53.9 14.6x 11.7x 23.0x 9.7% 12.0% 5.5% Niagara Corp. (NIAG) 46.6 104.6 295.3 5.1 14.2 1.5 20.4x 7.4x 30.7x 1.7% 4.8% 0.5% Northwest Pipe Co. (NWPX) 117.3 193.9 254.0 13.3 18.5 5.2 14.6x 10.5x 22.6x 5.2% 7.3% 2.0% NS Group Inc. (NSS) 400.7 411.9 293.0 (1.0) 4.5 (2.0) NA 91.5x NA -0.3% 1.5% -0.7% Oregon Steel Mills Inc. (OS) 397.6 721.0 800.0 (12.7) 27.5 (28.7) NA 26.2x NA -1.6% 3.4% -3.6% Synalloy Corp. (SYNL) 62.3 81.9 112.0 0.6 3.3 (0.2) 146.4x 25.0x NA 0.5% 2.9% -0.2% Tenaris SA (TS) 4,196.2 4,873.9 3,249.4 399.7 605.5 264.8 12.2x 8.0x 15.8x 12.3% 18.6% 8.1% Timken Co., The (TKR) 2,197.5 2,974.8 4,048.9 184.2 405.7 84.5 16.1x 7.3x 26.0x 4.6% 10.0% 2.1% Wolverine Tube Inc. (WLV) 162.8 407.0 658.6 7.5 26.6 (8.7) 54.2x 15.3x NA 1.1% 4.0% -1.3% Mean 34.0x 33.6x 23.3x 3.3% 6.7% 1.2% Adjusted Mean (4) 21.1x 21.5x 23.3x 3.1% 6.1% 1.0% Median 15.6x 11.1x 23.0x 2.5% 4.4% 1.3% High 146.4x 180.8x 30.7x 12.3% 18.6% 8.1% Low 12.2x 7.3x 15.8x -3.4% 1.0% -3.6% Webco Industries Inc. (WEB) (5) 28.3 73.0 194.7 7.6 15.1 3.5 9.6x 4.9x 8.2x 3.9% 7.7% 1.8% Source: Capital IQ and SEC filings. (1) LTM = Last twelve months. (2) TEV = Total enterprise value (3) NI based on tax-affected, adjusted EBT. (4) Excludes high and low (5) As publicly reported, LTM as of 4/30/2004. Hoak Breedlove Wesneski & Co.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Analysis of Comparable Public Companies Hoak Breedlove Wesneski & Co.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Comparable Transaction Analysis Hoak Breedlove Wesneski & Co. Methodology Analyze historical transactions resulting from representative merger and acquisition transactions and apply this analysis to the Company's appropriate financial measures to arrive at a valuation range for the Company. This valuation methodology assumes that the subject company remains a going concern. Company Selection M&A transactions within primary SIC codes 3317, 3324, and 3312, with sales between $10 million and $500 million, and occurring since 1999 were analyzed. Although these transactions do not provide a truly comparable means of valuation due to lack of similarity with the Company, these data were analyzed and are included as a measure of valuation. Conclusions Based upon this analysis, HBW estimates a total enterprise value range of $74 million to $86 million for the Company.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Comparable Transaction Analysis Hoak Breedlove Wesneski & Co. ($ in millions) Transaction Date Target Name Acquiror Name Value Sales EBIT EBITDA Sales EBIT EBITDA Dec-02 LTV Steel Tubular Business Maverick Tube Corp. 120.2 235.7 25.8 28.8 0.51x 4.7x 4.2x Oct-02 Wheeling Machine Products, Inc. Lone Star Technologies, Inc. 38.3 41.3 6.5 8.8 0.93x 5.9x 4.4x Sep-00 Prudential Steel, Ltd. Maverick Tube Corp. 442.2 143.1 7.5 11.7 3.09x 59.3x 37.7x Mar-00 Bellville Tube Corporation Lone Star Technologies, Inc. 14.5 9.2 1.5 2.6 1.57x 9.5x 5.6x Jan-00 Fintube Technologies, Inc. Lone Star Technologies, Inc. 103.6 61.3 8.4 11.2 1.69x 12.4x 9.3x Mean 1.6x 18.3x 12.2x Adjusted Mean (2) 1.4x 9.3x 6.4x Median 1.6x 9.5x 5.6x High 3.1x 59.3x 37.7x Low 0.5x 4.7x 4.2x Sources: SDC, Mergerstat, Capital IQ and Company filings with the SEC. (1) LTM = Last twelve months. (2) Adjusted mean excludes high and low. (3) Multiples at time of transaction. LTM (1) Transaction Value Multiples (4)

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Comparable Transaction Analysis Hoak Breedlove Wesneski & Co.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Discounted Cash Flow Analysis Hoak Breedlove Wesneski & Co. Methodology Discount the unlevered free cash flows accruing to the shareholders of the Company by the weighted average cost of capital to arrive at a range of theoretical total enterprise values of the Company given an assumed free cash flow stream and capital structure. The discounted cash flow analysis incorporates the Company's projected operating performance for the period beginning with FY2005 thru FY2008, including assumptions for revenue growth and operating margins. Conclusions Based upon this analysis, HBW estimates a total enterprise value range of $70 million to $73 million for the Company.

Hoak Breedlove Wesneski & Co. Valuation Analysis Webco Industries, Inc. Discounted Cash Flow Analysis Hoak Breedlove Wesneski & Co. Fiscal Year Ending July 31, ($ in thousands) 2005E 2006E 2007E 2008E 1 2 3 4 4 Net Sales $245,217 $216,684 $222,713 $231,318 Earnings Before Interest and Taxes (EBIT) 7,927 8,353 8,961 9,469 Taxes on EBIT (3,171) (3,341) (3,584) (3,787) Depreciation & Amortization 6,579 6,508 6,751 6,964 (Increases)/Decreases in Working Capital (3,209) 6,624 (2,622) (3,471) Capital Expenditures (4,206) (4,406) (4,356) (4,106) Unlevered Free Cash Flow $3,921 $13,738 $5,149 $5,068 Assumed Tax Rate 40.0% 40.0% 40.0% 40.0% Discount Factor at 14.5% Discount Rate 0.8734 0.7628 0.6662 0.5818 Present Value of Unlevered Free Cash Flow $3,425 $10,479 $3,430 $2,949 EBIT Margin 3.2% 3.9% 4.0% 4.1% Total Enterprise Value Based on: Exit Multiple Constant Growth Terminal Multiple (EBITDA) 5.50x Growth Rate 3.00% Exit EBITDA $16,433 Terminal Value 90,382 Discount Factor at 14.5% Discount Rate 0.58 Present Value of Terminal Value 52,585 Present Value of Free Cash Flows 20,283 27.84% 20,283 29.13% Present Value of Terminal Value 52,585 72.16% 49,341 70.87% Total Enterprise Value 72,867 100.00% 69,624 100.00% Less Net Debt 45,500 45,500 Equity Value $27,367 $24,124 Implied Equity Value/Share $3.86 $3.41

Valuation Analysis Webco Industries, Inc.

DCF SENSITIVITY ANALYSIS
Hoak Breedlove Wesneski & Co.

Equity Value Per Share

Discount Rate	Incremental Yearly Growth					
	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
12.5%	$4.86	$5.20	$5.54	$5.88	$6.22	$6.56
13.0%	$4.69	$5.02	$5.36	$5.69	$6.02	$6.36
13.5%	$4.52	$4.85	$5.17	$5.50	$5.83	$6.16
14.0%	$4.35	$4.67	$5.00	$5.32	$5.64	$5.97
14.5%	$4.18	$4.50	$4.82	$5.14	$5.46	$5.78
15.0%	$4.02	$4.34	$4.65	$4.96	$5.28	$5.59

Incremental Enterprise Value in MM

Discount Rate	Incremental Yearly Growth					
	5.0%	10.0%	15.0%	20.0%	25.0%	30.0%
12.5%	$2	$5	$7	$10	$12	$14
13.0%	$2	$5	$7	$9	$12	$14
13.5%	$2	$5	$7	$9	$12	$14
14.0%	$2	$5	$7	$9	$11	$14
14.5%	$2	$5	$7	$9	$11	$14
15.0%	$2	$4	$7	$9	$11	$13

(1) Based on 5.5x exit multiple.

HBW 17

Valuation Analysis Webco Industries, Inc.

Valuation Summary
Hoak Breedlove Wesneski & Co.

Implied Value

($ in thousands)	Implied TEV		Implied Value/Share	
	Low	High	Low	High
Comparable Public Company Analysis	$77	$86	$4.39	$5.71
Comparable Transaction Analysis	$74	$86	$3.98	$5.70
Discounted Cash Flow Analysis	$70	$73	$3.41	$3.86
Average Implied Value/Share	**$73**	**$82**	**$3.93**	**$5.09**

H B W

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